For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs
Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

FEBRUARY 0 3 FÉVRIER, 2020

Barbara Dackitt (17)

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1321557

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

FSD PHARMA INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1998/11/01

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number
Nombre

or
ou

minimum and maximum
minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

See attached Schedule 1A.

SCHEDULE TO ARTICLES OF AMENDMENT
OF
FSD PHARMA INC.
(the "Corporation")

The Articles of the Corporation are amended as follows:

A. The definition of "Permitted Holder" in Section 1.5.3 of Schedule 1A-1E of the Articles of the Corporation dated May 24, 2018 will be replaced with the following definition:

"Permitted Holders" means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the Members of the Immediate Family of such individual, any Person controlled, directly or indirectly, by any such holder, **a Founder or an Affiliate of a Founder, or a current executive officer or director of the Corporation**, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder **and a Founder or an Affiliate of a Founder, or a current executive officer or director of the Corporation**; For the avoidance of doubt, these Articles hereby permit the transfer of Class A Multiple Voting Shares between the Founders, to current executive officers or directors of the Corporation, or their respective Affiliates.

B. The following defined term will be added to Section 1.5.3 of Schedule 1A-1E of the Articles of the Corporation dated May 24, 2018:

"Founder" means Thomas Fairfull, Zeeshan Saeed or Anthony Durkacz.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2019/12/16

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

FSD Pharma Inc.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(signed) "Donal Carroll"
(Signature)
(Signature) Donal Carroll

Chief Financial Officer
(Description of Office)
(Fonction)